

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

Via E-mail
Jeffrey B. Weeden
Senior Executive Vice President and Chief
Financial Officer
KeyCorp
127 Public Square
Cleveland, OH 44114

    **Re:**    **KeyCorp**
             **Form 10-K for the Fiscal Year Ended December 31, 2010**
             **Filed February 24, 2011**
             **File No. 001-11302**

Dear Mr. Weeden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Regulatory Reform Developments, page 10

1. We note your disclosure (here as well as within your risk factors starting on page 12) regarding the Dodd-Frank Wall Street Reform and Consumer Protection Act provisions, including prohibitions on your engaging in certain proprietary trading activities and restricting your ownership of, investment in, or sponsorship of hedge funds and private equity funds. Please tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in your

future filings quantify the amount of historical proprietary revenues which you believe could be subject to future restriction.

Noninterest Income

Investment Banking and Capital Markets Income (loss), page 52

2. We note you engage in capital markets activities (e.g. securities trading, derivatives and foreign exchange contracts, etc.) and those activities encompass a variety of products and services to accommodate your client needs as well as for proprietary trading purposes. Based on disclosures here and in various parts of your filing, it is not clear how much of your trading revenues and revenue generated from your derivative and foreign exchange contracts were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

3. We note from disclosures elsewhere within your financial statements that you enter into repurchase and reverse repurchase agreements, as well as securities lending transactions. Please tell us, and revise your future filings to clarify your accounting policy, whether you account for those agreements as collateralized financing transactions or as sales for accounting purposes in your financial statements. If the latter, please provide your accounting analysis that you relied on when concluding those transactions were sales under current accounting guidance.

Allowance for Loan and Lease Losses, page 102

4. Please tell us and expand your future filings to disclose in greater detail how you consider historical loss experience when collectively evaluating loans for impairment and disclose the historical periods specifically considered in your analysis. Consider providing this information by portfolio segment. In your disclosure, include additional granularity

regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

Note 5.  Asset Quality, page 110

5.  We note your disclosure on page 113 that your reserve specifically allocated to impaired loans was $58 million at December 31, 2010.  We further note your disclosure on page 114 that total impaired loans with a related allowance recorded was $148 million at December 31, 2010.  Please tell us, and revise your future filings, to explain in more detail these related allowances, how they were computed and the difference between the two amounts at December 31, 2010, and in subsequent periods.

Note 6.  Fair Value Measurements, page 117

6.  We note from your disclosure here and on page 63, that you utilize third-party pricing services in certain of your fair value estimates. Tell us and revise your future filings to disclose the extent to which, and how, the information is obtained and used in developing your fair value measurements. In this regard, please address the following:

- Disclose how you adjust prices obtained from third-party pricing services (if applicable), and explain your basis for such adjustments;
- Discuss the extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and
- Describe the procedures you performed to validate the prices obtained to ensure the fair value determination is consistent with ASC 820, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

7.  Please tell us and revise your future filings to provide a description of the valuation techniques or models you used with regard to your principal investments and equity and mezzanine investments.  Disclose the inputs and assumptions used in determining the fair values of these classes of financial assets in your pricing models and valuation techniques.  Also, provide a discussion of the significant unobservable inputs and assumptions used in each of your different pricing models and valuation techniques for these classes of financial instruments.  Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief